FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 25, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

December 3, 2003

British Columbia Securities Commission

Ontario Securities Commission

The Toronto Stock Exchange

Dear Sir or Madam:

Re:

Forbes Medi-Tech Inc. - Filing of Amended Third Quarter Statements, 2003 and Management's Discussion and Analysis

Attached please find amended Third Quarter Financial Statements for 2003 and an amended version of the Third Quarter MD&A 2003, for Forbes Medi-Tech Inc.

The amendments are as follows:

Third Quarter Financial Statements

Amended Consolidated Statement of Cash Flows

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Cash used from Operations -increased $1,050

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Cash provided by Investments -increased by $2,366

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Cash provided by Financing Activities -decreased by $1,316

The change represents an amendment in classification on the Statement of Cash Flows relating to a partial loan re-payment of US$3.0 million to Forbes from its 50% joint venture manufacturing facility, Phyto-Source (for details see Note 2 to the statements).  The loan receivable was recorded in the statements under Accounts Receivable (short-term) and under Intangible & Other Assets (long-term).  It is felt that presenting the cash-flow received from the loan re-payment is more appropriate under "Cash provided from Investments".

Third Quarter MD&A

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Section entitled "Liquidity and Capital Resources" (page 4) was updated to reflect the change in the Consolidated Statement of Cash Flows, as noted above.

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Section entitled "Expenses" (page 3) has been amended for the purpose of incorporating the Company's Management's Discussion and Analysis by reference in its Form F-3 Registration Statement being filed with the US Securities & Exchange Commission.  Total expenses, after depreciation and amortization, remains unchanged.

Should you require any additional information about the above, please do not hesitate to contact P. Pracher, acting Chief Financial Officer of Forbes Medi-Tech Inc. at (604) 689-5899 Ext.239.

Yours truly,

FORBES MEDI-TECH INC.

Per:

"Patricia Pracher"

Patricia Pracher, Acting Chief Financial Officer

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

Q3-2003

Third Quarter ended September 30, 2003

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company's unaudited amended financial statements for the quarter ended September 30, 2003 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the nine months ended September 30, 2003 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company's audited financial statements and notes thereto including the going concern disclosure presented in Note 1 for the year ended December 31, 2002 as part of the Company's 2002 Annual Report filed with the Securities Commission.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements reflect the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2002.

Recent pronouncements

Effective January 1, 2003, the Company adopted AcG-14, "Disclosure of Guarantees", which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of HB 3290, "Contingencies".  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board ("FASB") Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.  The Company has evaluated the impact of adoption of AcG-14 and the disclosures are include in Note 7.

OVERVIEW:

FORBES MEDI-TECH, INC. ("Forbes" or the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology.  By extracting plant sterols from by-products of the forestry industry and from other natural sources,  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  Plant sterols, also referred to as phytosterols, are lipid-like compounds found in and derived from plants and have a similar molecular structure to cholesterol.

Forbes' main products under development and commercialization include its promising cholesterol-lowering pharmaceutical product, FM-VP4, which represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors.  Other products under development for commercialization include phytosterol food additives and dietary supplements.  All of Forbes' research activities are currently focused on cholesterol-lowering benefits.

Key milestones achieved by Forbes in the third quarter of 2003:

Sales and licensing agreement -South Korea -In July 2003, the Company signed a licensing and sales agreement with Iljin Pharmaceuticals to supply Reducoltm for use in dietary supplements and functional food products in South Korea.  The launch of products by Iljin is subject to receipt of necessary regulatory approvals from the Korean Food and Drug Administration.

Nasdaq - continued Listing -At July 15, 2003, the Company's securities had regained compliance with the minimum bid price requirement for the continued inclusion of its securities on the Nasdaq SmallCap Market.  At the opening of business on August 21, 2003, the Company's securities were transferred from the Nasdaq SmallCap Market to the Nasdaq National Market after having maintained compliance with the continued listing requirements for the National Market by meeting the minimum bid price requirement of US$1.00 for thirty consecutive trading days.  Meeting this minimum bid price requirement allowed listing to take place without payment of the initial listing fee.

Equity financing -In September, 2003, the Company raised US$4.81 million (Cdn $6.1 million) by way of a Private Placement, resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing.  A total of 254,458 brokers' warrants were also issued in connection with the placement.  The brokers' warrants have the same terms as the warrants issued to investors.

Loan re-payment and joint venture funding  -In August 2003, the Company was repaid US$3.0 million of its original US $4.0 million loan made in 2001 to Phyto-Source LP, its 50-50 manufacturing joint venture with Chusei (USA) Inc.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  The financial institution has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc. ("Forbes USA") and Chusei USA.   Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank of Texas to defer until all indebtedness of Phyto-Source to the Bank has been paid.

Results of operations

For the three months ended September 30, 2003, the Company reported a net loss of $1.4 million ($0.06 per share) compared with a loss of $1.9 million ($0.09 per share) for the quarter ended September 30, 2002.

For the nine months ended September 30, 2003, the Company reported a net profit of $0.9 million ($0.04 per share) compared with a net loss of $1.0 million ($0.05 per share) for the nine months ended September 30, 2002.   Included in net income for the nine months ended September 2003 is a gain on the divestiture of the AD/ADD technology in the amount of $2.2 million.  Included in the net loss for the nine months ended September 30, 2002, is a one-time gain of $6.1 million on settlement of licensing arrangements. (See details below, under "Contractual commitments").

The increase in net income for the nine months ended September 30, 2003 was due mainly to the Company's share of sales by the Phyto-Source joint venture, cost containment measures in the areas of non-core R&D expenditures, and the receipt of Quebec provincial investment tax credits in the first quarter in the amount of $0.6 million.  As the Company no longer has manufacturing facilities or offices in Quebec, further investment tax credits from that Province, if any, are expected to be minimal.

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception.  Net losses for the period ended September 30, 2003 totaled $1.4 million.  As the Company continues to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds, the Company expects to continue to report future annual operating losses.  At September 30, 2003 the Company's accumulated deficit was $54.5 million, up from $53.1 million at June 30, 2003.

Revenues

Revenues for the three months ended September 30, 2003 totaled $3.4 million compared with $1.3 million for the same quarter in the prior year.  For the nine months ended September 30, 2003, total revenues were $10.3 million compared with $6.4 million for the nine months ended September 30, 2002.

Revenues (summary) ('000's Cdn$)	3 mos -Sept.-03	3 mos -Sept.-02	9 mos -Sept.-03	9 mos -Sept.-02
Sales	$ 3,360	$ 1,271	$ 10,148	$ 5,313
Licensing	35	-	107	941
Phytosterol revenues	3,395	1,271	10,255	6,254
Interest and other	31	42	84	132
Total revenues	$ 3,426	$ 1,313	$ 10,339	$ 6,386

Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of the Company's revenue of $3.4 million for the three months ended September 30, 2003 ($1.3 million -three months ended September 30, 2002) and $10.3 million for the nine months ended September 30, 2003, ($6.3 million -nine months ended September 30, 2002).   Licensing revenues are a result of the extension of the Company's supply and licensing agreement with Pharmavite LLC for the continued sale of Reducoltm.

Expenses

Total expenses, for the three months ended September 30, 2003 were $4.8 million ($3.2 million -three months ended September 30, 2002) and $11.7 million for the nine months ended September 30, 2003 ($13.5 million -nine months ended September 30, 2002).

Expenses* (summary) ('000's Cdn$)	3 mos -Sept.-03	3 mos -Sept.-02	9 mos -Sept.-03	9 mos -Sept.-02
Cost of sales, marketing & product development	$ 2,032	$ 1,183	$ 5,553	$ 5,672
Research & development	751	687	1,027	2,656
General & administrative	1,525	760	3,572	3,492
Depreciation & amortization	498	578	1,570	1,708
Total expenses	$ 4,806	$ 3,208	$ 11,722	$ 13,528

Cost of sales, marketing & product development costs ("Cost of Sales") for the three months ended September 30, 2003 totaled $2.0 million vs $1.2 million for the quarter ended September 30, 2002.  Costs have increased in line with increased sales.  R&D expenses for the quarter totaled $0.8 million compared with $0.7 million for the same period in 2002.  The Company's research continues to be focused only on its core cardiovascular compounds and specifically cholesterol-lowering compounds such as FM-VP4 resulting in reduced R&D expenditures.  The Company anticipates these expenditures to increase as it further develops its FM-VPx Library of Compounds. General and administrative expenditures ("G&A") totaled $1.5 million vs $0.8 million for the third quarter 2002.  Reductions in administrative expenses in the quarter ended September 30, 2002 were attributable to stringent cost-cutting measures including downsized operations, resulting in lower personnel costs and related administrative expenses.  G&A expenditures increased in the third quarter, 2003 primarily due to increased legal fees related to seeking equity financing and to closing the Phyto-Source financing and repayment of loan proceeds to Forbes, stock exchange fees  related to the Company's  equity financing completed in September, 2003, and payment of deferred salaries and bonuses.  G&A expenditures for the nine months ended September 30, 2002 and up to June 30, 2003 reflected cost containment as the Company sought further funding, which was obtained in the third quarter 2003.  As a result, G&A expenditures can be expected to increase to levels more appropriate for a growing biopharmaceutical development company.

Cost of Sales in the nine months ended September 30, 2003, totaled $5.6 million compared with $5.7 million for the nine months ended September 30, 2002.     Net research and development ("R&D") expenses were $1.0 million compared to $2.7 million for the nine months ended September 30, 2002.  The reduction in R&D expenses results from  the inclusion of $0.6 million of Quebec investment tax credits received in the first quarter of 2003, a reduction in R&D overhead costs since research activities were moved out of the Company's lab facility in the Fall of 2002 and are now outsourced to selected Universities and contract research organizations, and the focusing of the Company's research on core technology only.  G&A expenditures for the nine months ended September 30, 2003 totaled $3.6 million compared with $3.5 million for the nine months ended September 30, 2002.

Depreciation and amortization for the three months ended September 30, 2003 totaled $0.5 million compared with $0.6 million for the three months ended September 30, 2002.  For the nine months ended September 30, 2003, depreciation and amortization totaled $1.6 million compared with $1.7 million in the previous nine months ended September 30, 2002.  Depreciation for the nine months ended September 30, 2002 included depreciation of the Company's laboratory facility's equipment and leasehold improvements and depreciation of the assets at the Company's joint venture manufacturing facility in Pasadena, Texas.   The Company's laboratory assets were written down at year-end 2002 by $1.1 million to $0.8 million being the lower of carrying amount or fair value less cost to sell as at December 31, 2002.   Depreciation and amortization for the nine months ended September 30, 2003 includes mainly depreciation of the assets at the Company's joint venture manufacturing facility in Texas.  For the nine months ended September 30, 2003, of the total $1.6 million in depreciation and amortization, $0.64 million pertains to depreciation of assets and $0.93 million to amortization of the Company's technology licenses compared with the nine months ended September 30 2002, where of the total of $1.7 million in depreciation and amortization expenses, $0.71 million pertains to depreciation of assets and $1.0 million to amortization of the Company's technology licenses.  The Company's technology is being amortized over ten years.

The Company continues to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  R&D expenditures, through 2003 and into early 2004, will primarily be in the areas of pre-clinical and clinical development, including the Phase II trial of FM-VP4 in Europe.  In 2004 and beyond research is also planned to include the VP-x library of compounds and new functional food compounds.  Additional funding may be required in order for Forbes to be able to successfully pursue the discovery and/or development of future research for the balance of 2003, 2004 and beyond.

Contractual commitments

In April 2003 Forbes sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) to a large multi-national pharmaceutical company. Forbes is due to receive gross proceeds totaling US$1.9 million for the sale.  The Company received a US$0.2 million deposit upon initiation of due diligence by the buyer.  The due diligence has been completed and the sale has been concluded by the purchaser making a payment of US$0.75 million in May of 2003. The final payment of US$0.95 million is due in December 2003.

In 2002, Forbes signed an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Phytroltm (consumer branded by Novartis as Reducotm), which had previously been licensed by Forbes to Novartis.  Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (C$3.8 million).  As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million and hence recognized a net gain of $6.0 million in 2002.  Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003, with a minimum of US$1.5 million due to be paid to Novartis by June 30, 2003 (later extended to August, 2003) with the remaining US$0.5 million due by December 31, 2003.   As of September 30, 2003, a total of US$1.5 million of the $2.0 million total owing to Novartis was paid leaving the remaining US$0.5 million payable by December 31, 2003.

In 2002, the Company's Amqui pilot facility was sold to a third party for a total of $1.6 million.   Upon closing, Forbes received proceeds of $0.4 million.  A further payment of $0.35 million was received in the second quarter of 2003.  The balance of $0.85 million is payable to Forbes in eighty-four monthly installments from September 2002 to August of 2009.  As at September 30, 2003, $0.74 million is receivable in the form of 71 installments.

Liquidity and Capital Resources:

The Company finances its operations and capital expenditures through equity offerings, license and sales revenues and government grants.

As at September 2003, the Company's net cash and cash equivalents were $9.7 million ($1.1 million at June 30, 2003) compared with $0.4 million as at December 31, 2002.  The Company's working capital at September 30, 2003 improved to $8.4 million from a working capital of $0.7 million at June 30, 2003 and a working capital deficit of $3.5 million at December 31, 2002.  The working capital position has improved mainly due to an inflow of cash through increased revenues, a reduction in accounts payable, completion of a US$4.8 million equity financing and an increase in short-term receivables under contractual commitments.

During the three months ended September 30, 2003, the Company used $1.9 million of cash in operations compared with $1.8 million in the quarter ended September 30, 2002.  Investing activities provided $2.2 million of cash compared with $1.7 million of cash provided in the third quarter ended September 30, 2002.  Financing activities in the quarter ended September 2003 provided $8.3 million of cash compared with $1.1 million in the third quarter ended September 30, 2002.  This improvement is due mainly to the issuance of common shares under the Company's recent equity financing which provided a net amount of $6.1 million of cash (see "Equity financing", above) and stock option exercises that provided approximately $0.4 million of cash.

During the nine months ended September 30, 2003, $2.3 million of cash was used in operating activities compared with $6.0 million in the nine months ended September 30, 2002.  This improvement is primarily a result of the increase in phytosterol sales during the period, reduction of expenses, receipt of deferred revenues under the Pharmavite agreement, reduction of inventories and increase in accounts receivable.  Investing activities provided $3.7 million of net cash primarily from the partial repayment of the joint venture loan (see "Loan repayment and joint venture funding", above) and the sale of the Company's AD/ADD technology compared with $2.1 million during the nine months ended September 30, 2002 which resulted largely from proceeds of short-term investments and from proceeds received from the disposal of the Company's pilot plant in Quebec.  Net cash provided in financing activities during the nine months ended September 30, 2003 was $8.0 million compared with $0.6 million cash used during the same period in 2002.

In late 2002 Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant. On January 24, 2003, the 1.5 million special warrants were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant, further to the special warrant investors having waived the requirements for the Company to file and obtain receipts for a prospectus.  As part of the issue of special warrants in 2002, the Company issued 150,000 brokers'

warrants to Dominick & Dominick Securities Inc. to purchase 150,000 common shares at $0.65 per share until March 24, 2004.  As at September 30, 2003, all 150,000 brokers' warrants were exercised for proceeds of $0.1 million.

As at the end of the second quarter, 2003, the Company was committed to invest a balance of US$1.35 million in Phyto-Source LP towards completion and operation of the manufacturing facility.  In the third quarter, 2003, the Company, with the consent of the Southwest Bank of Texas, offset this remaining capital commitment against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

Based on the recent funding through the advance loan payment from the Phyto-Source LP manufacturing joint venture, the Company's equity financing completed in September of 2003, supply forecasts provided by customers pursuant to current supply agreements, projected expenditure levels, and the divestiture of the Company's AD/ADD business (see the Company's press release dated April 29, 2003), Forbes believes it will have sufficient capital to operate through the end of 2005.

The Company is continuing to look at various financing opportunities to further fund clinical trials of FM-VP4, develop its pipeline of products and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It may be necessary for the Company to seek additional financing to meet expenditures of continuing research and development work through 2004 and beyond, to improve the Company's working capital position and to minimize risks to its ongoing operations.  The current financial market for equity offerings remains challenging and there can be no assurance that additional financing will be available on favourable terms, if at all.  In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible additional sterol contracts or alliances.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

Forward Looking Statements and Risk Factors That May Affect Future Results:

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any stock exchange also may include forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, financings, operations, divestitures, partnerships, products, services and research & development; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words "expected", "expects", "promising", "payable", "anticipates", "believes", "intends", "estimates", "planned", "continuing", "plans", and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions "will," "may," "could" or "should" occur.

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

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Need for Additional Funds  It may be necessary for the Company to seek additional financing to meet expenditures of continuing research and development work, to improve its working capital position and to minimize risks to its operations.  The current financial market for equity offerings remains challenging and there can be no assurance that such additional funds will be available on acceptable terms or at all.  The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company's cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.

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Dependence Upon a Few Customers and Products  Most of the Company's revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer's projected demands for the Company's products, or the ability of such customers to meet their contractual obligations may negatively impact the Company's business and operations.

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Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature. Potential products that appear to be promising in various stages of development, including, without limitation, FM-VP4 and Forbes' designer oil, may not reach the market, or if reached, such as Reducoltm and Phyto-S Sterols, may not achieve profitable sales levels, for a number of reasons such as:

-  ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

-  inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell the Company's products

-  costs, equipment failures or other factors which may make manufacturing or marketing of products impractical, untimely or non-competitive

-  unacceptability of the products in the market place

-  inability to protect the Company's intellectual property rights necessary for the research and development,  manufacture and sale of the Company's products

- the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company

-  the risk of obsolescence of the Company's technology

-  insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

-  clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results or may show adverse results.

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Competition  The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company's products obsolete or uncompetitive prior to recovering its expenses.  The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

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Risks Related to Joint Ventures and Strategic Relationships  The Company is dependent upon joint ventures and strategic relationships to generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company's future revenues and business.

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Future Revenues and Profitability are Uncertain   The Company's future revenues, profitability and ability to meet forecasted sales volumes are uncertain for a number of reasons, such as the future demand for the Company's products, the ability to control costs, supply and manufacturing risks, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

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Currency Fluctuation  The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations.  At present, the Company does not have any plans to hedge against any currency risk.

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The Company has a History of Losses   For the nine months ended September 30, 2003, the Company reported net income of $0.9 million and an accumulated deficit of $54.5 million.  Future operational losses can be expected until the earnings from commercialization of the Company's products exceed the costs of research and development, manufacturing, administration and other expenses.  Even then, the initial losses incurred by the Company may never be recovered. The requirement for additional research activities for development and/or commercialization of FM-VP4 and the VPx library of compounds may result in future annual operating losses being generated.   There can be no assurance that any of the Company's recently launched products or products currently under development will be commercially successful.

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Need for Growth  The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company's resources will be able to adequately respond to support such growth.

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Dependence upon Key Personnel  The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

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Product Liability, Negative Publicity and Insurance  The Company is exposed to the risk of product liability claims for the use of its products.  The Company's insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company's ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

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Political and Economic Risks  The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company's business and operating results.

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Environmental Risks  The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company's resources.

-

Inflation  The impact of inflation on the Company's operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company's filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company's annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of the Company's management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

Q3-2003

Amended Third Quarter Report

September 30, 2003

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Suite 200 -750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

	September 30 2003 (unaudited)	December 31 2002 (audited)

ASSETS

Current Assets
Cash and cash equivalents	$ 9,718	$ 413
Accounts receivable (Note 2)	2,127	4,190
Inventories	470	952
Prepaid expenses and deposits	631	537
	12,946	6,092

Property, plant and equipment	11,597	11,932
Intangible and other assets (Notes 2, 7)	6,928	9,393
	$ 31,471	$ 27,417

LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 1,889	$ 4,740
Deferred revenues and royalties payable	826	3,155
Current portion of long-term debt (Notes 2, 7)	1,813	1,691
	4,528	9,586

Long-term liabilities
Deferred revenues	195	-
Long-term debt (Note2)	1,338	217
Tenure allowance	614	614
	6,675	10,417

Shareholders' equity
Share Capital (Note 3)	$ 79,006	$ 71,472
Special warrants	-	887
Contributed surplus (Note 6)	304	20
Deficit	(54,514)	(55,379)
	24,796	17,000
	$ 31,471	$ 27,417

Approved on Behalf of the Board:

"Charles Butt"	"Tazdin Esmail"
Director -Charles Butt	Director -Tazdin Esmail

Suite 200 -750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002

REVENUES
Sales	$ 3,360	$ 1,271	$ 10,148	$ 5,313
Licensing	35	-	107	941
Phytosterol revenues	3,395	1,271	10,255	6,254
Interest and other	31	42	84	132
	3,426	1,313	10,339	6,386

EXPENSES
General and administrative	1,525	760	3,572	3,492
Cost of sales, marketing and product development	2,032	1,183	5,553	5,672
Research and development (Note 4)	751	687	1,027	2,656
Depreciation and amortization	498	578	1,570	1,708
	4,806	3,208	11,722	13,528

Gain on settlement of licensing arrangements	-	-	-	6,105
Gain on divestiture of AD/ADD technology (Note 5)	-	-	2,247	-

Net income/(loss) for the period	$ (1,380)	$ (1,895)	$ 864	$ (1,037)

Deficit, beginning of period	(53,134)	(50,401)	(55,378)	(51,259)
Deficit, end of period	$ (54,514)	$ (52,296)	$ (54,514)	$ (52,296)

Basic and diluted income/(loss) per share	$ (0.06)	$ (0.09)	$ 0.04	$ (0.05)

Suite 200 -750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

Amended CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002
OPERATIONS
Net income/(loss) for the period	$ (1,380)	$ (1,895)	$ 864	$ (1,037)
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	498	578	1,570	1,708
Amortization of deferred license revenues	(35)	-	(108)	(941)
Gain on settlement of licensing arrangements	-	-	-	(6,105)
Gain on divestiture of AD/ADD technology	-	-	(2,247)	-
Gain on sale of pilot plant & capital assets	(38)	(63)	(38)	(63)
Stock-based compensation expense	206	44	284	44
Foreign exchange translation	(42)	-	(33)	-
Changes in:
Accounts receivable	2,161	(98)	1,949	654
Inventories	(57)	383	482	2,115
Prepaid expenses and deposits	(64)	196	(81)	825
Accounts payable and accrued liabilities	(1,191)	(942)	(3,076)	(2,565)
Royalties payable	(1,994)	(35)	(2,365)	3,011
Increase in tenure allowance in excess of amount funded	-	19	12	89
Deferred revenues	-	-	452	(3,752)
	(1,936)	(1,813)	(2,335)	(6,017)
INVESTMENTS
Acquisition of property, plant & equipment	(324)	-	(575)	(616)
Acquisition of intangible & other assets	(68)	235	(68)	236
Disposal of capital assets	240	-	305	-
Proceeds on disposal of pilot plant	-	1,447	434	1,511
Proceeds on disposal of fixed assets	31	-	-	-
Proceeds on divestiture of AD/ADD technology	-	-	1,189	-
Collection of loan receivable from JV (Note 2)	2,366	−	2,366	−
Short-term investments	-	-	-	983
	2,245	1,682	3,651	2,114

FINANCING
Issuance of common shares	6,579	200	6,647	200
Issuance of special warrants	-	930	-	930
Issuance of notes payable	2,022	-	2,022	-
Repayment of capital lease obligations	(5)	-	(25)	-
Repayment of notes payable	(281)	(33)	(655)	(98)
Demand loans	−	-	−	(1,593)
	8,315	1,097	7,989	(561)
Increase (decrease) in cash and cash equivalents	8,624	966	9,305	(4,464)
Cash and cash equivalents, beginning of period	1,094	280	413	5,710

Cash and cash equivalents, end of period	$ 9,718	$ 1,246	$ 9,718	$ 1,246

Suite 200 -750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2003

(unaudited)

1)

Basis of Presentation and Significant Accounting Policies

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company's audited financial statements and notes thereto including the going concern disclosure presented in Note 1 for the year ended December 31, 2002 as part of the Company's 2002 Annual Report filed with the Securities Commission.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  These consolidated financial statements reflect the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2002.

Effective January 1, 2003, the Company adopted Accounting Guideline 14, "Disclosure of Guarantees", which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of HB 3290, "Contingencies".  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board ("FASB") Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.  The Company has evaluated the impact of adoption of AcG-14 and the disclosures are include in Note 7.

2)

Partial Loan Repayment from Phyto-Source Manufacturing Joint Venture

In August 2003, the Company was repaid US$3.0 million of its original US $4 million loan to Phyto-Source LP ("Phyto-Source"), its 50tm50 manufacturing joint venture with Chusei (USA) Inc ("Chusei USA").  The Company's proportionate share of the amount repaid is included in cash flows from investments on the Consolidated Statements of Cash Flows for the three and nine-month periods ended September 30, 2003.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas ("Southwest Bank") by way of a US$ 3.0 million, three-year term loan at a fixed interest rate of 6%.  The financial institution has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc. ("Forbes USA") and Chusei USA.  (see Note 7)  Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank of Texas to defer until all indebtedness of Phyto-Source to the Bank has been paid.

Suite 200 -750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

3)

Common Share Capital:

(a)

Authorized, issued and allotted:

The authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value.

	Number of Shares (in '000's)	Amount ('000's Cdn$)

Balance, December 31, 2002	21,550	$ 71,472
Issued during the nine months ended September 30, 2003:
Private Placement (Note 3(b))	3,239	6,604
Less: share issuance costs	-	(465)
Exercise of stock options	358	407
Exercise of special warrants	1,577	887
Exercise of brokers' warrants	150	98
Issuance of shares pursuant to licensing agreements	3	3

Balance, September 30, 2003	26,877	$ 79,006

(b)

In September, 2003, the Company raised US$4.81 million (Cdn$6.1 million) by way of a Private Placement, resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing.  A total of 254,458 brokers' warrants were also issued in connection with the placement.  The brokers' warrants have the same terms as the warrants issued to investors.

(c)

Income (loss) per share

	Three months ended		Nine months ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Net income (loss) for the period ('000's of Cdn $)	$ (1,380)	$ (1,895)	$ 864	$ (1,037)
Weighted average number of common shares outstanding: (in '000's)
Basic	24,379	21,268	23,568	21,236
Effect of stock options	-	-	331	-
Effect of warrants	-	-	15	-
Diluted	24,379	21,268	23,914	21,236
Net income (loss) per share
Basic	$ (0.06)	$ (0.09)	$ 0.04	$ (0.05)
Diluted	$ (0.06)	$ (0.09)	$ 0.04	$ (0.05)

Suite 200 -750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

(d)

Stock options and stock option plan:

	Number Of Optioned Shares ( in '000's)	Weighted Average Exercise Price

Balance, December 31, 2002	3,643	$3.19
Options granted	1,345	$1.67
Options exercised	(358)	$1.14
Options forfeited	(698)	$6.82

Balance, September 30, 2003	3,932	$2.22

The stock options expire at various dates from November 1, 2003 to December 12, 2010.

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.

4)

Investment tax credits

The Company recorded the benefit of provincial investment tax credits received during the period ended September 30, 2003 of $624 thousand (2002 - nil)

5)

Divestiture of AD/ADD Technology

In April 2003, the Company sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for total proceeds of $2.6 million (US$1.9 million) and recorded a gain on the sale of $2.2 million, after transaction costs.  An amount of $0.3 million (US$0.2 million) was received as a deposit upon initiation of due diligence by the buyer.  The due diligence has since been completed and the sale has been concluded by the purchaser making a payment of $1.0 million (US$0.75 million) in May of 2003. A final payment of $1.3 million (US$0.95) million is due by December 2003.

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Web Site:  www.forbesmedi.com

6)

Stock-based Compensation

The Company has recorded $206 thousand of compensation expense for stock-based compensation awarded to non-employees during the three-month period ended September 30, 2003 for a total of $284 thousand for the nine months ended September 30, 2003, calculated in accordance with the fair value method.  The Company has not recognized any compensation expense for stock-based compensation awarded to employees during the nine-month period ended September 30, 2003.  Had compensation expense for the Company's stock-based employee compensation plan been determined for employee options based on the fair value at the grant dates, the Company's net income and income per share would have been decreased to the pro forma amounts indicated below:

(amounts in '000's of Cdn dollars except per share values)	Nine months ended Sept. 30, 2003

Net income -as reported	$ 864
Net income -pro forma	$ 323

Basic and diluted income per share:
Income per share -as reported	$ 0.04
Income per share -pro forma	$ 0.01

For the period ended September 30, 2003, the fair value of each option is estimated at the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:  dividend yield: 0.00%; expected volatility: 150.3%; risk-free interest rate: 3.0%; and expected average life of 3.0 -5.0 years.    The weighted-average fair value of the options granted to employees during the nine months ended September 30, 2003, was $1.49 per option.

7)

Guarantees

In August 2003, Forbes USA and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Southwest Bank aggregating up to a principal amount of US$4.5 million, plus interest and costs, representing the US$3.0 million term loan and US$1.5 million revolving line of credit of Phyto-Source (see Note 2).  The guarantee is for the entire term of the borrowing under the arrangements.  If Phyto-Source defaults on the obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantee.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at September 30, 2003, is US$2.75 million, being the principal amount currently owed under the term loan, plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company's obligation under its guarantee arrangements.

8)

Subsequent Events

Subsequent to September 30, 2003, 210,000 stock options were exercised for total proceeds of approximately $265 thousand.

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Tel:  (604) 689-5899     Fax:  (604) 689-7641

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2003	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO